Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of [redacted]		
Company:	Unite[redacted] and E	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrz ... ne) Direct ... 03032445 ...ision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	2 October 2003	*No of sheets:*	*1*

Announcement also provided to required statutory authorities

Current report 53/2003

The Management Board of KGHM Polska Miedź S.A. wishes to announce that the date of publication of its consolidated report for the first half of 2003 has been changed; the report will now be published on 6 October 2003.

Legal basis:
(§69, section 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

SUPPL

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Tadeusz Szeląg

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

03 OCT -2 AM 7:21

dlw 10/2